EUDA Health Holdings Ltd

60 Kaki Bukit Place, #03-01

Eunos Techpark, Singapore 415979

September 11, 2025

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance Office

of Industrial Applications and Services

Washington, DC 20549

Attention: Tayyaba Shafique and Terence O’Brien

Re:	EUDA Health Holdings Ltd
Form 20-F for Fiscal Year Ended December 31, 2024
File No. 001-40678

Dear Tayyaba Shafique and Terence O’Brien:

We hereby provide a response to the comment issued in a letter dated August 29, 2025 (the “Staff’s Letter”) regarding the Company’s Form 20-F for Fiscal Year Ended December 31, 2024 (the “Form 20-F”). Contemporaneously, we are filing Amendment No. 1 to the Form 20-F via Edgar (the “Form 20-F Amendment No. 1”).

For ease of reference, the comment contained in the Staff’s Letter is reproduced below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Form 20-F Amendment No. 1.

Form 20-F filed April 29, 2025

Report of Independent Registered Public Accounting Firm, page F-1

1.	Based on the language provided in the audit reports of your successor and predecessor auditors, it is not clear who has taken audit responsibility for the adjustments made to the prior periods presented in the financial statements stemming from the changes to your reportable segment structure. Please clarify whether J&S Associate PLT performed additional procedures for the prior period segment changes and, if so, how they concluded they were not required to revise their audit report to discuss the procedures performed on the prior period financial statements. Refer to AS 3105 and Question 5 of the PCAOB’s Staff Questions and Answers on Adjustments to Prior Period Financial Statements Audited by a Predecessor Auditor.

Response: We respectfully advise the Staff that J&S Associate PLT, our successor auditor, has performed the necessary additional procedures with respect to the retrospective adjustments related to our changes in reportable segment structure. In accordance with the guidance in AS 3105 and Question 5 of the PCAOB’s Staff Questions and Answers on Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor, J&S Associate PLT revised their auditor’s report to address these procedures.

Please do not hesitate to contact me or Tahra Wright, Esq. of Loeb & Loeb LLP at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alfred Lim
Alfred Lim
Chief Executive Officer

cc:	Tahra Wright, Esq. (Twright@loeb.com)
Jane Tam, Esq. (JTam@loeb.com)

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